Mail Stop 6010

January 3, 2007

VIA U.S. MAIL AND FACSIMILE (269.385.1062)

Mr. Dean H. Bergy
Vice President and Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: Stryker Corporation**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 000-09165**

Dear Mr. Bergy:

We have reviewed your response dated December 22, 2006 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.   Please refer to prior comment 4. We note the revised disclosure provided in your response. However, we continue to believe that your disclosure that you "exclude certain charges that affect comparability of operating results and the trend of earnings" is too vague and that your disclosure in future filings should provide a more specific and substantive discussion of the nature of the adjusting items and why your management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding your results of operations. It should be clear from your discussion what types of items management has included or excluded from the GAAP financial measure and why. The explanation should also be consistent with the actual adjusting items presented in the reconciliation. You should also include, to the extent material, the additional purposes, if any, for which your management uses the non-GAAP financial measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please revise future filings to comply.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant